Washington, D.C. 20549




                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For January 30, 2006



                          Andina Bottling Company, Inc.
                 (Translation of registrant's name into English)


                            Avenida Andres Bello 2687
                               Piso 20, Las Condes
                                    Santiago
                                      Chile
                    (Address of principal executive offices)

                            Form 20-F X Form 40-F
                                     ---          ---




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                  Yes     No X
                                      ---     ---

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                                 MATERIAL EVENT

CORPORATE NAME             :       EMBOTELLADORA ANDINA S.A.
SECURITIES REGISTRY        :       00124
TAXPAYER I.D.              :       91.144.000-8
----------------------------------------------------------------------
The following Material Event is reported by Embotelladora Andina S.A. ("Andina") by virtue of the stipulations in Article 9 and subparagraphs 2 of Article 10 of Law 18,045, and the provisions in Section II, paragraph 1 B of General Rule No. 30 of the Securities and Insurance Superintendence:

From January 30 to February 17 of 2006, the General Manager, Mr. Renato Ramirez Fernandez, will be absent from the company in order to take his legally allowed vacations. During his absence, the Board of Directors has agreed that the Manager of the Division of Administration and Finance, Mr. Herman Vasquez Rovira, will act as substitute General Manager during this period.

Santiago, January 30, 2006

Pedro Pellegrini Ripamonti

Corporate Legal Manager

Embotelladora Andina S.A.

EMBOTELLADORA ANDINA S.A.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                     EMBOTELLADORA ANDINA S.A.

                                     By: /s/ Osvaldo Garay
                                     Osvaldo Garay
                                     Chief Financial Officer


Dated: January 30, 2006